UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Janet B. Wright

Senior Vice President – Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino

Kevin K. Greenslade

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

November 7, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 7 Pages

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 343,025,308 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 343,025,308 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 343,025,308 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 83.3% 2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 411,565,890 shares of common stock issued and outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 7, 2016. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 7 Pages

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 343,025,308 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 343,025,308 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 343,025,308 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 83.3% 2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 411,565,890 shares of common stock issued and outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 7, 2016. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 7 Pages

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 343,025,308 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 343,025,308 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 343,025,308 shares of Class A Common Stock 2/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 83.3% 2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 411,565,890 shares of common stock issued and outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 7, 2016. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Page 5 of 7 Pages

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on September 15, 2016 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Although the actual number of shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Persons has not changed since the filing of the Schedule 13D, this Amendment is being filed to report a change in the percentage of the outstanding Class A Common Stock beneficially owned by the Reporting Persons as a result of the change in the outstanding number of shares of Class A Common Stock of the Issuer since the filing of the Schedule 13D primarily as a result of repurchases of Class A Common Stock by the Issuer.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended as follows:

(a)	As of November 7, 2016, the Reporting Persons are the beneficial owners of an aggregate of 343,025,308 shares of Class A Common Stock of the Issuer, consisting of (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time. The 343,025,308 shares of Class A Common Stock represent approximately 83.3% of the shares of Class A Common Stock. 3/

(b)	Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 343,025,308 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 343,025,308 shares.

EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 343,025,308 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 343,025,308 shares.

Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 343,025,308 shares;

3/	Based on 411,565,890 shares of common stock issued and outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 7, 2016. The percentage of Class A Common Stock reported assumes the conversion of the Class B Common Stock into shares of Class A Common Stock.

Page 6 of 7 Pages

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 343,025,308 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As a result, the Reporting Persons control approximately 97.8% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: November 8, 2016

DELL TECHNOLOGIES INC.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Attorney-in-Fact